Filed by Fortive Corporation pursuant to Rule 425 under the
Securities Act of 1933
Subject Company: Fortive Corporation
Commission File Number: 001-37654

The following letter was distributed to certain employees of Kollmorgen, Thomson, Portescap and Jacobs Vehicle Systems by Patrick Murphy, Senior Vice President of Fortive Corporation.

March 12, 2018

Dear Fortive Equity Plan Participant,

As a current Fortive employee who will join Altra Industrial Motion following the transaction, I want to share some important information regarding your outstanding equity awards.

Fortive and Altra partnered together to ensure that your Fortive equity awards will be replaced in the transaction with grants made by Altra that will provide you with comparable value while providing you with an opportunity to participate in Altra’s long term growth.

Below includes important information regarding the treatment of your outstanding Fortive equity awards:

•	Your awards will continue to vest under the existing terms up until the closing.

•	Any options that are vested but unexercised at the time of closing (currently expected in Q4 of 2018) will be exercisable by you for up to 90 days after closing.

•	Following the transaction, Altra will replace your unvested awards with grants of Altra’s restricted stock or cash-settled restricted stock units, in each case, with comparable value and comparable remaining vesting schedule.

We appreciate that you may still have more questions regarding the transaction. We will continue to update you over the next several months with important details regarding the transaction, including additional details on how this will be managed. In the meantime, if you would like to discuss further, please feel free to e-mail your question to altraquestions@fortive.com.

Best regards,
Patrick Murphy
Senior Vice President
Fortive Corporation

ADDITIONAL INFORMATION

This communication does not constitute an offer to buy, or a solicitation of an offer to sell, any securities of Fortive Corporation (“Fortive”), Stevens Holding Company, Inc. (“Newco”) or Atra Industrial Motion Corp. (“Altra”). In connection with the proposed transaction, Altra and Newco will file registration statements with the SEC registering shares of Altra common stock and Newco common stock in connection with the proposed transaction. Altra’s registration statement will also include a proxy statement and prospectus relating to the proposed transaction. Fortive shareholders are urged to read the prospectus that will be included in the registration statements and any other relevant documents when they become available, and Altra shareholders are urged to read the proxy statement and any other relevant documents when they become available, because they will contain important information about Altra, Newco and the proposed transaction. The proxy statement, prospectus and other documents relating to the proposed transaction (when they become available) can also be obtained free of charge from the SEC’s website at www.sec.gov. The proxy statement, prospectus and other documents (when they are available) can also be obtained free of charge from Fortive upon written request to Fortive Corporation, Investor Relations, 6920 Seaway Blvd., Everett, WA 98203, or by calling (425) 446-5000 or upon written request to Altra Industrial Motion Corp., Investor Relations, 300 Granite St., Suite 201, Braintree, MA 02184 or by calling (781) 917 0527.

PARTICIPANTS IN THE SOLICITATION

This communication is not a solicitation of a proxy from any security holder of Altra. However, Fortive, Altra and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders of Altra in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Fortive may be found in its Annual Report on Form 10-K filed with the SEC on February 28, 2018 and its definitive proxy statement relating to its 2017 Annual Meeting filed with the SEC on April 17, 2017. Information about the directors and executive officers of Altra may be found in its Annual Report on Form 10-K filed with the SEC on February 23, 2018, and its definitive proxy statement relating to its 2017 Annual Meeting filed with the SEC on March 24, 2017.